DC

No Act
P.E. 1-22-03
1-03039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017675

March 17, 2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act	1934
Section	
Rule	14A-8
Public Availability	3/17/2003

RE: Xcel Energy Inc.
Incoming letter dated January 22, 2003

Dear Mr. Joseph:

This is in response to your letter dated January 22, 2003 concerning the shareholder proposal submitted to Xcel Energy by Carl H.P. Dahlgren. We also have received correspondence from the proponent dated January 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Carl H.P. Dahlgren
2600 E. Skyline Drive #10
Tucson, AZ 85718

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Carl H. P. Dahlgren (the "Proponent") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

3) The Company's letter, dated November 22, 2002, attached hereto as Exhibit B, requesting additional information.

4) Proponent's letter, dated January 10, 2003, attached hereto as Exhibit C, responding to the Company's November 22, 2002 letter.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Background

The Proposal requests that: "stockholders be allowed to vote on a proposal at the next annual stockholders meeting which would call for an independent outside committee to investigate and report on what and who were responsible [for] our company's involvement and mistakes in the ownership of NRG. Further, that such a committee is given the resources necessary to accomplish a fair and thorough examination with recommendations and actions commensurate with those findings. As an aid to establishing the committee's credibility, stockholder additionally request that the SEC (the Security Exchange Commission) advise on the make-up of that outside committee and its commission. Implementation of that committee's findings would then become a requirement of the company and its officers."

For the reasons set forth below, Xcel Energy believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

I. **Rule 14a-8(f) — THE PROPOSAL MAY BE OMITTED IF PROPONENT FAILS TO FURNISH DOCUMENTARY SUPPORT FOR A CLAIM OF BENEFICIAL OWNERSHIP.**

To be eligible to submit the Proposal, the federal proxy rules require that the Proponent must meet certain threshold stock ownership and holding period requirements. In particular, Rule 14a-8(b) requires that a proponent must have continuously held at least $2,000 in market value of the Company's securities for at least one year and must state an intention to hold such securities through the date of the meeting. If the Proponent fails initially to furnish documentary support for a claim of beneficial ownership at the time he submits his Proposal to the Company, the Company may request documentary support for the Proponent's claim that it has been the beneficial owner of at least one percent or $2,000 in market value of the issuer's securities for one or more years, by making such a request within 14 calendar days after receiving the proponent's proposal. The Proposal did not satisfy the criteria and the Company made a request for additional information on November 22, 2002. *See* Exhibit B. The letter was received by the Proponent on November 27, 2002. Under Rule 14a-8(f), proof of ownership must be post-marked, or transmitted electronically, to the Company no later than December 11, 2002 (14 days from the date Proponent received the request). The Proponent's belated response to the request for additional information was dated January 10, 2003 and received by the Company on January 15, 2003.

Accordingly, the Company may exclude the Proposal because the Proponent failed to meet procedural eligibility requirements delineated in Rule 14a-8(f).

II. **Rule 14a-8(i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.**

The Proposal should be considered a matter of ordinary business operations. Rule 14a-8(i)(7) permits a company to omit a proposal if it "deals with a matter relating to the company's ordinary business operations." The Staff regularly permits the omission of proposals that require a company to prepare and issue a special report pertaining to ordinary business operations. The impetus behind the adoption of the rule was twofold: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). Thus, the Staff reserves "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Company is aware that the Staff will make an exception if the proposal pertains to significant social policy issues, even if they involve ordinary business operations. The standard is "not whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue." *The Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). In this instance, the Proposal does not involve a request to institute a broad or fundamental corporate policy regarding, for example, the environment or any other significant social policy issue. The Proposal seeks only a report concerning the financial and corporate impacts of NRG Energy, a wholly owned subsidiary. Moreover, the Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a report "on what and who were responsible [for] our company's involvement and mistakes in the ownership of NRG." Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations, and is best left to management and the board of directors.

In addition, the Staff permits companies to exclude proposals requesting disclosure of financial information that the companies are not required to make under SEC rules because such proposals relate to the conduct of ordinary business. *See WPS Resources Corp.* (available January 23, 1997) (excluded proposal requested a report on total costs spent on defining the corporation's vision); *American Telephone and Telegraph Company* (available January 29, 1993) (excluded proposal related to a request for the publication of a separate income statement for the company's wholly owned subsidiary); *American Stores Company* (available April 7, 1992) (excluded proposal related to a request for separate income statements and balance sheets for each of the company's subsidiaries); *Potomac Electric Power Company* (available March 1, 1991) (excluded proposal related to a request to amend the company's financial statements); *Pacific Gas and Electric Company* (available December 13, 1989) (excluded proposal related to a request for accounting statistics); *Minnesota Mining and Manufacturing Company* (available March 23, 1988) (excluded proposal related to a request to install an alternate system of accounting on the gold standard); *Arizona Public Service Company* (available February 22, 1985) (excluded proposal related to a request for a report for information in addition to that required by the Federal Energy Regulatory Commission). This Proposal, if implemented, would require the Company to disclose information not required by SEC regulations to an "independent outside committee."

The purpose of Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. It is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Release No. 34-19135, n.45 (Oct. 26, 1982). The

Proposal seeks to require the Company to issue a report identifying and quantifying the financial impact of the Company's investment in NRG Energy. Formulating criteria for investments and monitoring financial risks are tasks for the management of the Company to perform. They are a part of the conduct of the Company's ordinary, every-day business. *Potlatch Corporation* (available February 13, 2001) (excluded proposal related to a request for a report on the financial risks of the company's environmental liabilities). The authority and ability to conduct ordinary business is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately delegated to the Company's shareholders. Indeed, Minnesota Statute 302A.201, Subdivision 1, recognizes that "the business affairs of a corporation shall be managed by or under the direction of a board."

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(1) — THE PROPOSAL MAY BE OMITTED IF IT IS NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS UNDER THE LAWS OF THE ISSUER'S DOMICILE

If the Commission does not agree with the Company that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(7) because it deals with ordinary business operations, then the Proposal should be considered not a proper subject for action by security holders under the laws of the issuer's domicile. According to the note to Rule 14a-8(i)(1), a proposal that would be binding on the Company if approved by shareholders may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under state law. *See also United Bankshares, Inc.* (available Mar. 16, 1993).

The SEC's rationale for excluding certain mandatory proposals and permitting precatory proposals is based under an analysis of whether such proposals infringe upon the directors' statutory authority to manage the corporation:

> [I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

Exchange Act Release 34-12999 (November 22, 1976), cited in the 1983 Release.

The Proposal states that "[i]mplementation of [the independent outside committee's] findings would then become a requirement of the company and its officers." The Proposal is not a request for action by the Board, it is a demand for action by the shareholders. This is a textbook example of a proposal that should be excluded as being an improper subject for security holder action. *See* Minnesota Statute 302A.201, Subdivision 1 ("the business affairs of a corporation shall be managed by or under the direction of a board").

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

CHI-1328380v1

EXHIBIT A

Carl H.P. Dahlgren
2600 E. Skyline Drive #10
Tucson AZ 85718
Tel: 520-529-8826
e-mail: CHPDahl@theriver.com.

November 8, 2002

Mr. Wayne H. Brunetti, Chairman
Xcel Energy Inc.
Nicollet Mall
Minneapolis, MN 55402

Dear Mr. Brunetti:

A letter written to you last August and never even acknowledged by you has found the reality of its recommendation in today's Wall Street Journal. (NRG offered to surrender full ownership of the company to creditors through Chapter II bankruptcy filing) If this is the reality, you and your board have much to account for in the negative.

Who were the major holders of stock in NRG other than Xcel itself? Even at two NGR shares for one of Xel some individuals have made out too well in an otherwise very bad investment. You and the management and Board of the company have much to explain to the real long time owners of the Utility.

As a stockholder, I now request that the stockholders be allowed to vote on a proposal at the next annual stockholders meeting which would call for an independent outside committee to investigate and report on what and who were responsible of our company's involvement and mistakes in the ownership of NGR. Further, that such a committee is given the resources necessary to accomplish a fair and through examination with recommendations and actions commensurate with those findings. As an aid to establishing the committee's credibility, stockholder additionally request that the SEC (the Security Exchange Commission) advise on the make-up of that outside committee and its commission. Implementation of that committee's findings would then become a requirement of the company and its officers.

Sincerely,

Carl H.P. Dahlgren,
Professor Emeritus

EXHIBIT B

Xcel Energy

Cathy J. Hart
Vice President and Corporate Secretary

800 Nicollet Mall, Suite 3000
Minneapolis, Minnesota 55402-2023
Phone: 612.215.5346
Fax: 612.215.4504

November 22, 2002

Via Certified Mail

Mr. Carl H. P. Dahlgren
2600 E. Skyline Drive, No. 10
Tucson, AZ 85718

Re: Xcel Energy Inc.

Dear Mr. Dahlgren:

The Company is in receipt of your letter dated November 8, 2002 forwarding a shareholder proposal for inclusion in the Company's proxy statement relating to its 2003 annual meeting.

The proxy rules of the Securities and Exchange Commission relating to shareholder proposals include a number of eligibility and procedural requirements. Your submission does not comply with these requirements. In particular, SEC Rule 14a-8(b) requires that you prove your ownership of Xcel Energy shares in the manner provided in that Rule. In addition, SEC Rule 14a-8(b) requires that you submit to us a written statement that you intend to hold your Xcel Energy shares through the date of the annual meeting.

Under SEC Rule 14a-8(f), your response containing a redrafted proposal and supporting statement that provides us with the necessary information to prove your ownership of Xcel Energy shares must be post-marked, or transmitted electronically, no later than 14 days from the date you received this letter. Failure to adequately respond within the required timeframe may result in the exclusion of your proposal.

The Company reserves the right to assert at a later date that your proposal and any supporting statement may be properly omitted from the Company's proxy statement on additional grounds as contemplated by the SEC's proxy rules.

Please direct any correspondence regarding this matter to the undersigned.

Very truly yours,

Cathy J. Hart

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Carl H.P. Dahlgren
2600 E. Skyline Dr.
No. 10
Tucson, AZ 85718

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name): Carl H.D. Dahlgren
C. Date of Delivery: 11/27/02

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001-1940-0005-7149-5933

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

7001 1940 0005 7149 5933

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: Mr. Carl H.P. Dahlgren
Street, Apt. No.; or PO Box No.: 2600 E. Skyline Dr. No. 10
City, State, ZIP+4: Tucson, AZ 85718

PS Form 3800, January 2001 See Reverse for Instructions

EXHIBIT C

RECEIVED
JAN 1 [illegible]
CORPORATE SECRETARY

Carl H.P. Dahlgren
2600 E. Skyline Drive #10
Tucson AZ 85718
Tel: 520-529-8826
e-mail: CHPDahl@theriver.com.

Jan. 10, 2003

Ms. Cathy J. Hart, Vice Pres. & Corp. Sect.
Xcel Energy Inc.
Nicollet Mall
Minneapolis, MN 55402

Dear Ms. Hart:

Your Certified letter of Nov. 22nd has prompted me to send a formal Proxy (attached). A copy of the letter addressed to me from a TD Waterhouse Consultant attests to stock ownership by me and the trust of which I am trustee complies with SEC rules. I attest in this same letter, that the ownership will remain so through the necessary period to be valid.

Any suggestion that my response had to be within 14 days seems strange and misguided. One article out of hundreds is enclosed that suggests why my proposal is needed and requires stockholder attention. I have owned shares since the seventies when they were part of Colorado Public Service. Never has that value of these shares been so low.

I am also making a formal request to the SEC that attention needs to be considered as to why (late in the game) management wanted to buy back all of the outstanding shares of NGR when that stock was considered questionable in value. And now Xcel just wishes to get ride of it altogether. Just who were the large holders of those shares?

The SEC is changing and probably the rule will also. However, you the officers and board of Xcet should be interested in paying attention as to why individual stockholders are angry and seeking changes. Have a nice day...

Sincerely,

Carl H.P. Dahlgren,
Professor Emeritus

Xcel Proxy

Submitted by Carl H.P. Dahlgren owner of nine thousand seven hundred shares in Xcel Energy Corporation.

The decisive reduction of Xcel stock value and the reduction of one half in its annual dividend requires a through explanation and examination of the company's operations.

The Stockholders of Xcel propose that an outside and independent committee be authorized to study the causes and reasons related to the financial conditions of the company and its subsidiaries. Specific attention should be undertaken in relation to the company's NRG subsidiary. Since the utilities merger in the summer of two-thousand (2000), concerns associated with the usual and normal regulations of utilities and the committee should address the advent of the government's deregulation changes, specifically as these may have affected management's decisions and future operations.

Based on the findings of that committee, recommendations should follow advising ways and means of returning the company to profitability and responsibility.

The committee should be composed of competent and independent individuals involved and know legible in the industry. Current officers and board members of the company should be excluded. The reasonable and proper costs involved should be born by the company. Recommendations for individuals and groups that can be consulted for candidates for that committee include the Energy Information Administration and the Edison Electric Institute both located in Washington, D.C. As the company office resided in the State of Minnesota, the office of the Attorney General should be asked to assist the stockholders of the company with recommending individuals to be considered for the committee.

The basis for calling upon the formation of such a committee needs little documentation. The hundreds of comments on Xcel and what led to its fall have been articulated in too many articles and business publication to innumerate further. If there were mistakes made they need to be understood and corrected. If the results were through management misjudgments that also needs to be recognized and properly addressed. We need answers to arrange for the future viability of the company its owner's and those its service provides.

TD WATERHOUSE

8989 N. Scottsdale Road, Suite 608
Scottsdale, AZ 85253
1-800-934-4448

December 24, 2002

Carl H P Dahlgren
2600 East Skyline Dr Unit #10
Tucson AZ 85718-3066

Dear Mr. Dahlgren,

Please be advised that as of the close of business December 24, 2002, you owned shares of Xcel Energy Inc (XEL) as detailed below:

Account Number	*Account Title*	*Number of Shares*
355-27757	Carl H P Dahlgren	200
355-30352	Dahlgren Family Joint Rev Trust U/a 11 16 97 Carl H P Dahlgren Or Ella Kate Dahlgren Trustee	9,500

Please call me at 1-800-934-4448 ext. 81328 if you have any questions regarding this matter.

Thank you,

Janice Martin

Janice Martin
Investment Consultant

THE WALL STREET JOURNAL. ONLINE

December 18, 2002 2:13 p.m. EST

FROM THE ARCHIVES: December 18, 2002

Banks Ask Xcel Energy To Pay More For NRG Restructuring

By JON KAMP

Of DOW JONES NEWSWIRES

CHICAGO -- Banks want Xcel Energy (XEL) to make "substantial" payments beyond the $300 million it has already offered under a plan to restructure the debt of its struggling power generation and trading unit, NRG Energy Inc., Xcel said in a filing with the Securities and Exchange Commission Tuesday.

In a plan sent to NRG creditors in November, Xcel offered to pay NRG $300 million and surrender its equity ownership in the financially troubled unit in return for a release from any and all claims against the parent.

A recently submitted bank counterproposal, however, would require "substantial additional payments" by Xcel, the company said in the filing.

Dick Kolkmann, managing director of investor relations at Xcel, wouldn't discuss the amount requested by the banks or any other aspects of the counterproposal.

"We've agreed that we would not disclose the terms of the negotiations," Kolkmann said.

NRG, among the hardest-hit in the troubled merchant energy sector, is now trying to arrange a prepackaged bankruptcy deal with its creditors, which include bondholders and 105 banks. The unit has about $7 billion in debt and is expected to end up in bankruptcy whether or not the restructuring plan is approved, Xcel has said.

Bondholders are expected to submit their own counterproposal. Xcel hopes to see the counterproposal in the next couple of days, but thinks the holidays could delay it until the new year, Kolkmann said.

Xcel shares fell 44 cents, or 4%, to a low of $10.60 Wednesday morning.

Xcel and NRG had hoped to wrap up the restructuring negotiations by mid-December, and though that will now come later than expected, the companies are still hoping to end negotiations soon, Kolkmann said.

"The sooner, the better," he said. "We will push as hard as we can to get it done."

After reviewing both creditor counterproposals, Xcel and NRG may present a counterproposal of their own, Kolkmann said.

Ultimately, Xcel and NRG don't control the timeframe of negotiations, he said.

A spokesman for Credit Suisse First Boston Corp. (Z.CSF), one of NRG's key lenders, wouldn't comment on the matter.

While NRG tries to negotiate a prepackaged bankruptcy deal with creditors, it's also fending off an involuntary bankruptcy bid by former top officials. Five former executives, including former Chief Executive David Peterson, filed a petition for involuntary bankruptcy in U.S. Bankruptcy Court for Minnesota on Nov. 22, claiming NRG owes them more than $23 million in payments for deferred compensation, pensions and severance.

Under U.S. bankruptcy law, if a company has more than 12 creditors, any three with unsecured claims of more than $11,625 can try to force a bankruptcy filing.

NRG filed its response Monday, which included a motion to have the petition dismissed. NRG argued that no other creditors have joined the executives and said negotiations on a restructuring plan had "intensified and accelerated in recent weeks."

The company said in the court filing that it was reviewing the bank counterproposal and that the restructuring negotiations won't necessarily lead to a Chapter 11 proceeding.

"At present, it is not clear whether it will be necessary for NRG to commence a chapter 11 case in order to consummate the yet to be agreed upon restructuring," NRG said.

A month earlier, Xcel said in an SEC filing that there is "substantial likelihood" NRG was headed for bankruptcy no matter the outcome of the restructuring negotiations. Kolkmann said Wednesday that, while bankruptcy isn't certain, it remains the most likely outcome.

A settlement with creditors outside bankruptcy would require near-unanimous creditor support, something that would be very hard to achieve.

"I think one would still hope that we can do it, but when you come up with the probability of doing it, the probability is pretty remote at this time," Kolkmann said. "We don't think that's going to happen. We think the preferred way is to go to a prepackaged bankruptcy."

Such an arrangement, which would require the support of two-thirds of NRG's creditors, is less likely to involve intense and lengthy litigation.

A hearing on NRG's motion to dismiss the executives' bankruptcy proposal is scheduled for Jan. 17.

-By Jon Kamp, Dow Jones Newswires; 312-750-4129; jon.kamp@dowjones.com

URL for this article:
http://online.wsj.com/article/0,,BT_CO_20021218_004734,00.html

Updated December 18, 2002 2:13 p.m. EST

CFLETTERS

From: Carl Dahlgren [chpdahl@theriver.com]
Sent: Thursday, January 29, 2004 10:25 AM
To: cfletters@sec.gov
Subject: Fw: Xcel Shareholder Proposal

Dear SEC:

After a call to the Washington office and their suggestion in changing the e-mail address to the above, please read and respond. Think you.

Carl H.P. Dahlgren
----- Original Message -----
From: Carl Dahlgren
To: SEC
Sent: Wednesday, January 28, 2004 4:55 PM
Subject: Fw: Xcel Shareholder Proposal

To: The SEC Washington Office

This repeat now includes the attachment of the Proxy.
----- Original Message -----
From: Carl Dahlgren
To: mailto:cfletters@sec.gov
Sent: Wednesday, January 28, 2004 4:42 PM
Subject: Re: Xcel Shareholder Proposal

To: The SEC Washington Office:

What is attached below explains why and how this e-mail is being sent. As a holder of shares in the utility Xcel, I have asked for a proxy be included for distribution prior to the next Annual stockholders meeting of the Company. (Note attached proxy) Mr. Robert J. Joseph of the Jones Day Co. at 77 West Wacker Drive in Chicago, Ill. has submitted material with a Conclusion that my proposal be omitted. A copy of the specifics sent to the Washington office of the SEC was also sent to me well after my contacts with your LA office.

The actions of the officers and directors of xcel have led to a major loss in the value of the company's shares, and the reduction of half the income of its dividends. No attempt or explanation by the powers that be at the corporation has been offered. In part, one specific action by the company has led me to believe there is a need for an independent investigation as to what happened and why. Even though the value of their subsidiary NRG was questionable as to its worth, and this proved to be the case, the shares of that subsidiary which were not already owned by the parent company were bought back in a transaction giving the owners of NRG one share of xcel for two of the NRG shares. The general consensus of annalists was that the value of NRG shares were less than two dollars. Why then buy back shares worth far less than those of the parent company? And just who were the major owners of these NRG shares?

The reality of just what was going on in the electric energy field that created Enron and the endless melt downs of a number of other energy providing companies suggests the need for answers and a means of correcting the future viability of utility companies. I am not a lawyer, and the proxy offered may be way out of line where the SEC regulations are concerned, but somehow answers are in order. If not by a proxy, then by a through investigation of the entire field by the Security Exchange Commission itself..

I respectively request notice of the SEC's decision on the Jones Day Co.'s submission.

Sincerely,

Carl H.P. Dahlgren,
Professor Emeritus

----- Original Message -----
From: losangeles
To: 'Carl Dahlgren'
Sent: Tuesday, January 28, 2003 12:24 PM
Subject: RE: Address needed

Dear Mr. Dahlgren:

This is in response to your recent emails.

If you would like to submit a statement to the Commission responding to the company's arguments regarding your shareholder proposal, please direct your correspondence both by mail and email to:

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Attn: Shareholder Proposals
450 Fifth Street, NW
Washington D.C. 20549
Email: mailto:cfletters@sec.gov
Phone: (202) 942-2800

You may also call the telephone number listed above to verify that your documents are received.

I hope this information is helpful.

Sincerely,

Junai Lewis
Investor Assistance Specialist

-----Original Message-----
From: Carl Dahlgren [mailto:chpdahl@theriver.com]
Sent: Wednesday, January 28, 2004 8:38 AM
To: losangeles@sec.gov
Subject: Fw: Address needed

Dear Junai Lewis:

Realize you, your office and the SEC must be very busy these days, but if my last weeks request really belongs in the Washington offices please let me know just who in that office needs to be contacted. The individual stockholders of this utility have lost a considerable amount of their investment and receive only half the income in dividends of the past. The intent of my proxy is to search for the reasons and the means of correcting these loses. Too many officers and board members of companies such as Xcel have failed to explain their actions. Too many answers as to just what transpired and why need to be examined. Even if this proxy is voted down, it will still move some to question and ask for better answers and management of the company.

Sincerely,

Carl Dahlgren

----- Original Message -----
From: Carl Dahlgren
To: losangeles@sec.gov
Sent: Saturday, January 24, 2004 12:48 PM
Subject: Address needed

Dear Junai Lewis:

Thanks for your e-mail. Just today, I have received a Fedex from a Robert J. Joseph of the Jones Day Co. at 77 West Wacker Chicago, Ill. His letter included a copy of a letter to the Washington office of the SEC with exhibits on behalf of their client Xcel Energy Inc. In essence the letter requests non action by the Commission on my proxy. Quote:

"Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action form the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents."

As a non-lawyer, I request consideration be advanced as to why the intent of this proxy (note attachment) is in the interest of stockholders who need to know just who and what has created losses sustained by the officers and board of that company. It may be that an investigation by the SEC would better serve these concerns. However, some impartial findings are needed.

Please send me your office address and or the party in the Washington office who has been addressed in this case. The Washington office of the SEC might also contact Mike Hatch, Attorney general of the State of Minnesota. He and members of his staff have expressed concern, "in light of the NRG scandal".

Please advise on how I may proceed.

Carl H.P. Dahlgren,
Professor Emeritus

Xcel Proxy

Submitted by Carl H.P. Dahlgren owner of nine thousand seven hundred shares in Xcel Energy Corporation.

The decisive reduction of Xcel stock value and the reduction of one half in its annual dividend requires a through explanation and examination of the company's operations.

The Stockholders of Xcel propose that an outside and independent committee be authorized to study the causes and reasons related to the financial conditions of the company and its subsidiaries. Specific attention should be undertaken in relation to the company's NRG subsidiary. Since the utilities merger in the summer of two-thousand (2000), concerns associated with the usual and normal regulations of utilities and the committee should address the advent of the government's deregulation changes, specifically as these may have affected management's decisions and future operations.

Based on the findings of that committee, recommendations should follow advising ways and means of returning the company to profitability and responsibility.

The committee should be composed of competent and independent individuals involved and know legible in the industry. Current officers and board members of the company should be excluded. The reasonable and proper costs involved should be born by the company. Recommendations for individuals and groups that can be consulted for candidates for that committee include the Energy Information Administration and the Edison Electric Institute both located in Washington, D.C. As the company office resided in the State of Minnesota, the office of the Attorney General should be asked to assist the stockholders of the company with recommending individuals to be considered for the committee.

The basis for calling upon the formation of such a committee needs little documentation. The hundreds of comments on Xcel and what led to its fall have been articulated in too many articles and business publication to innumerate further. If there were mistakes made they need to be understood and corrected. If the results were through management misjudgments that also needs to be recognized and properly addressed. We need answers to arrange for the future viability of the company its owner's and those its service provides.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

The proposal requests that Xcel Energy appoint a committee to investigate "mistakes in the ownership of NGR."

There appears to be some basis for your view that Xcel Energy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Xcel Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xcel Energy relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor